Exhibit 99.2

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road

Central, Hong Kong

Date: February 15, 2024

Dear Sirs,

Re:	Legal Opinion on Certain Hong Kong Legal Matters

We hereby consent to the reference to our firm and the summary of our opinion under the headings, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares” included in Prestige Wealth Inc.’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) in the month of February 2024.

We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Han Kun

Han Kun Law Offices LLP